

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 14, 2010

<u>Via US Mail and Facsimile: (248) 244-3870</u>

Patricia Little
Executive Vice President and Chief Financial Officer
Kelly Services, Inc.
909 West Big Beaver Road
Troy, MI 48084

   Re: **Kelly Services, Inc.
     Form 10-K for Fiscal Year Ended January 3, 2010
     Filed February 18, 2010
     File No. 000-01088**

Dear Ms. Little:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         /s/ Larry Spirgel
         Assistant Director